NO ACT

1E
12-30-14



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




15005614

February 26, 2015

Stephanie D. Miller
Baxter International Inc.
stephanie_miller@baxter.com

Act: 1934
Section:
Rule: 14a-8 (OD?)
Public
Availability: 2-26-15

Re: Baxter International Inc.
Incoming letter dated December 30, 2014

Dear Ms. Miller:

This is in response to your letter dated December 30, 2014 concerning the shareholder proposal submitted to Baxter by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 1, 2015 and January 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 30, 2014

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Baxter may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. We are also unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Baxter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Baxter may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Baxter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Baxter International Inc. (BAX)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 30, 2014 company request concerning this rule 14a-8 proposal.

The company does not explain its leap in logic from "only connection" in *Abbott Laboratories* (Jan. 13, 2014) to "only nontrivial … connection" in this proposal.

The company did not cite any company the size of Baxter International where stock ownership is not connected to directorships.

The company cites a figure of $325,000 of company stock. If an ordinary shareholder sold $325,000 of company stock today it would have a trivial impact on the $46,000,000,000 market value of company stock.

The 3rd company argument of "lacks the power" is not a stand-alone argument. It is dependent on the 1st company argument of "vague."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Stephanie D. Miller <stephanie_miller@baxter.com>

[BAX: Rule 14a-8 Proposal, November 15, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. This policy should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. This proposal topic, sponsored by Ray T. Chevedden, won 55% support at Sempra Energy.

The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director." A 2012 report by GMI Ratings, an independent investment research firm, titled "The Costs of a Combined Chair/CEO" found companies with an independent chair provide investors with 5-year shareholder returns 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to negatively register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

An independent board chairman is more important to Baxter shareholders because our Lead Director system does not appear to be working. Evidence of this is that Lead Director Peter Hellman was also on our executive pay committee and executive pay seemed to be out of control at Baxter. GMI Ratings gave our executive pay a grade of D. CEO Robert Parkinson had $36 million in 2013 Total Realized Pay and excessive pension benefits. GMI said Baxter can give long-term incentive pay to our CEO for below-median performance against a peer group and unvested equity pay would not lapse upon CEO termination. Meanwhile shareholders faced a potential 13% stock dilution.

Excessive executive pay is evidence that our Lead Director system does not appear to be working. Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Baxter International Inc. (BAX)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 30, 2014 company request concerning this rule 14a-8 proposal.

Contrary to the company claim, attached is the record of the 55% support at Sempra for the independent board chairman proposal by Ray T. Chevedden.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Stephanie D. Miller <stephanie_miller@baxter.com>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2012

SEMPRA ENERGY

(Exact name of registrant as specified in its charter)

CALIFORNIA	1-14201	33-0732627
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

101 ASH STREET, SAN DIEGO, CALIFORNIA	92101
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (619) 696-2000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Proposal 3: Advisory Approval of our Executive Compensation

	Votes
Votes For	151,034,121
Votes Against	25,121,524
Abstentions	1,561,621
Broker Non-Vote	25,475,967

Proposal 4: Shareholder Proposal to Require an Independent Board Chairman

	Votes
Votes For	97,[illegible]70,745
Votes Against	79,159,146
Abstentions	1,187,375
Broker Non-Vote	25,475,967

Proposal 5: Shareholder Proposal Regarding Sustainability as a Performance Measure for Senior Executive Compensation

	Votes
Votes For	10,206,486
Votes Against	157,426,874
Abstentions	10,083,906
Broker Non-Vote	25,475,967



Stephanie D. Miller
Senior Counsel,
Securities and Governance

December 30, 2014

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

I am Senior Counsel, Securities and Governance, of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Shareholder Proposal") submitted by Kenneth Steiner ("Mr. Steiner"), with John Chevedden ("Mr. Chevedden") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are referred to collectively as the "Proponent"), properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2015 annual meeting of shareholders (the "2015 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. This policy should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

A copy of the Shareholder Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Shareholder Proposal may be excluded from the 2015 Proxy Materials for the following reasons:

(A) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9;

(B) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false or misleading statements in violation of Rule 14a-9; and

(C) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Shareholder Proposal.

ANALYSIS

A. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to be Materially False and Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal, as well as the related supporting statement, "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has clarified the grounds for exclusion under Rule 14a-8(i)(3) and has taken the position that proposals may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004). The Staff has also stated that a proposal is impermissibly vague and indefinite, and therefore excludable pursuant to Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991); *see also Philadelphia Electric Company* (July 30, 1992), *Exxon Corporation* (January 29, 1992).

Additionally, the Staff has frequently concluded that a proposal may be excluded where the meaning and application of the proposal's terms or standards may be "subject to differing interpretations." *See, e.g., Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be vague); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be vague); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because undefined terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) (allowing for exclusion of proposal and noting that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its decision in *Fuqua*, the Staff noted that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

In *Abbott Laboratories* (Jan. 13, 2014), the Staff concurred with the company's exclusion of a proposal requesting that its board adopt a bylaw that would provide for an independent lead director where the standard of independence would be someone "whose directorship constitutes his or her only connection" to the company. The Staff agreed with Abbott's position that the proposal was vague and indefinite and that the term "connection" was so broad that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In *Abbott*, it was unclear whether the term "connection" would include a director's ownership of Abbott shares, in which case, the proposal would have had the effect of disqualifying all of Abbott's directors from serving as independent lead director since all non-employee directors receive grants of restricted stock units and are required to hold Abbott shares pursuant to the company's stock ownership guidelines.

The Shareholder Proposal contains the same flaws as the proposal at issue in *Abbott*. The Shareholder Proposal attempts to define an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO." However, as was also the case in *Abbott*, the Company's non-employee directors are subject to stock ownership guidelines, which, in the Company's case, require each of the Company's non-employee directors to own, within five years of becoming a director, five times the cash board retainer (currently $65,000 x 5 = $325,000) of Company stock. Consistent with the expectations of the Company's shareholders, the intention of the Company's stock ownership guidelines is to *ensure* a nontrivial financial connection between the directors and the Company, and many of the Company's directors do, in fact, hold common stock and restricted stock units of the Company well in excess of the minimum amounts required under the Company's stock ownership guidelines. Because of the vagueness and indefiniteness of the independence standard set forth in the Shareholder Proposal, it cannot be determined whether under the Shareholder Proposal (if adopted) some or all of the Company's non-employee directors would be disqualified from serving as the independent Chairman simply due to the fact that such directors, by virtue of their compliance with the Company's stock ownership guidelines, have decidedly "nontrivial . . . financial connections" to the Company. Accordingly, it is unclear from the Shareholder Proposal whether it intends to restrict or not restrict stock ownership of directors, and the Shareholder Proposal offers no guidance to address or resolve this ambiguity. As a result of such ambiguity, neither the shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Shareholder Proposal requires, and any action ultimately taken by the Company upon implementation of the Shareholder Proposal (if adopted) could be significantly different from the actions envisioned by shareholders voting on the Shareholder Proposal.

Based on the foregoing reasons, the Company believes that the Shareholder Proposal, as applied to the Company, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

B. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Contains Materially False or Misleading Statements in Violation of Rule 14a-9.

Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." In addition, Rule 14a-8(i)(3) provides that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 14, 2008).

The Staff has also allowed companies to exclude shareholder proposals under Rules 14a-8(i)(3) and 14a-9 if the proposal's supporting statement contains false or misleading statements. *See, e.g., Entergy Corp.* (Feb. 14, 2007); *Woodward Governor Co.* (Nov. 26, 2003).

The Shareholder Proposal contains a materially misleading statement regarding the support that a similar independent chair proposal received at another company. Specifically, the supporting statement in the Shareholder Proposal states that "[t]his proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix" and, immediately thereafter states that "This proposal topic, sponsored by Ray T. Chevedden, won 55% support at Sempra Energy." The supporting statement's reference to 55% support at Sempra Energy is materially misleading because the supporting statement fails to disclose the actual results of the 2013 vote on the independent chair proposal by the shareholders of Sempra Energy, which were significantly lower than the result cited by the Proponent. As disclosed in the Form 8-K filed on May 13, 2013 by Sempra Energy to report the results of the 2013 Sempra Energy Annual Shareholders Meeting, the proposal to adopt a policy requiring an independent chairman of the board received only 18.9% support of the shareholders voting on the proposal – approximately one-third of the 55% figure cited in the supporting statement.

As a result, by omitting this fact regarding the level of support that this proposal received when most recently submitted to the shareholders of Sempra Energy, shareholders of the Company may be induced to vote in favor of the Shareholder Proposal based on a false or misleading statement of material fact included in the Shareholder Proposal. Accordingly, under Rule 14a-8(i)(3), the Company should be allowed to exclude the Shareholder Proposal from its 2015 Proxy Materials.

C. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Shareholder Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from the company's proxy materials if the company "would lack the power or authority to implement the proposal." The Company believes that the Shareholder Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot ensure that the Chairman of the Company's board of directors would retain his or her independent status, as defined under the Shareholder Proposal, at all times, and the Shareholder Proposal does not provide the Company's board of directors with a clear and adequate opportunity or mechanism for the Company to cure a violation of the standard set forth in the Shareholder Proposal.

In Staff Legal Bulletin No. 14C (June 28, 2005) (the "2005 Legal Bulletin"), the Staff indicated that it would permit the exclusion of a shareholder proposal from a company's proxy materials under Rule 14a-8(i)(6) based on "the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times." The 2005 Legal Bulletin states that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." The Staff has consistently permitted companies to exclude shareholder proposals that require the chairman of the board to be independent at all times but do not include a cure provision. *See, e.g.*, *Time Warner Inc.* (January 26, 2010, *recon. denied* March 23, 2010), *Exxon Mobil Corp.* (January 21, 2010, *recon. denied* March 23, 2010); *First Mariner Bancorp* (January 8, 2010, *recon. denied* March 12, 2010) (each concurring in the exclusion of a proposal requiring that the chairman of the board be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal").

The Shareholder Proposal requires an independent Chairman who is not a current or former employee of the company and "whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." As described above, the Shareholder Proposal fails to address whether stock ownership by a director constitutes a "nontrivial . . . financial connection" to the Company. Assuming that were to be so interpreted, under this standard, any Company non-employee director who is in compliance with the Company's stock ownership guidelines might not be deemed to be independent because, within five years of becoming a director, he or she would own five times the cash board retainer (currently $65,000 x 5 = $325,000) of Company stock. Further, since, as stated above, many of the Company's directors hold common stock and restricted stock units of the Company well in excess of the minimum amounts required under the Company's stock ownership guidelines, future stock price appreciation would further deepen a director's "financial connection to the Company" that is both "nontrivial" and completely unrelated to his or her "directorship," and such connection would exist even if one were to ignore the stock owned by such director solely for purposes of satisfying the Company's stock ownership guidelines. As a result, such directors would fail to satisfy the independence standard requested under the Shareholder Proposal. Even if the Chairman were independent under the standard set forth in the Shareholder Proposal (e.g., the Chairman was a new director and owned no or a de minimis number of shares of the Company's stock), it is also possible that such director would fail to qualify as independent once he or she acquired additional shares, or once any shares owned appreciated in value beyond an unspecified level. While the Shareholder Proposal does allow for departure from the standard set forth therein only "under extraordinary circumstances such as the unexpected resignation of the chair," it fails to provide a cure mechanism in the event that, under ordinary circumstances such as appreciation in the value of Company stock, no director is eligible to serve as Chairman. Accordingly, the Shareholder Proposal presents the same defect cited in the foregoing no-action letters in that it is not within the power of the Company or the board of directors to guarantee that the Chairman remain independent at all times and that the Shareholder Proposal fails to provide a clear and adequate opportunity to cure a violation of the standard requested therein.

We acknowledge that the 2005 Legal Bulletin states that the Staff would not permit the exclusion of a proposal under Rule 14a-8(i)(6) "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence." We are also aware that, in some cases, the Staff has not concurred with the exclusion of an independent board chair proposal under Rule 14a-8(i)(6) where the proposal provides for an opportunity or a mechanism to cure a violation of the standard in the proposal. *See, e.g., The Walt Disney Co.* (November 24, 2004) (denying exclusion of a proposal requesting a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"). However, unlike the Shareholder Proposal, the independence standard and cure mechanism in *Walt Disney* simply required that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances," allowing the company to use its existing independence standards or to design reasonable alternatives based on the principles contained in the proposal. While the proposal in *Walt Disney* required that the circumstances for exceptions be rare and extraordinary, it gave the board the flexibility to establish the circumstances of any exceptions. In contrast, the independence standard set forth in the Shareholder Proposal is vague and indefinite, as applied to the Company, particularly as it relates to the meaning of nontrivial financial connections. Determining whether or not the Chairman remains independent could depend on circumstances outside of the control of the Company or the directors and could result in an automatic violation of the independence standard set forth in the Shareholder Proposal. As discussed above, changes in the market price of the Company's shares will impact the value of the Company shares owned by the Company's directors, and any increases in the share price could deepen the financial connection of the Company's non-employee directors to the Company, with the result being an automatic loss of independence due to such director's stock position in the Company becoming "nontrivial." Further, the Shareholder Proposal's cure mechanism limits the circumstances of exceptions in a vague manner, allowing for departure from the standard set forth in the Shareholder Proposal only under "extraordinary circumstances such as the unexpected resignation of the chair." Whether the situation and potential noncompliance described above would qualify as an "extraordinary circumstance" similar to "the unexpected resignation of the chair" is entirely unclear in the Shareholder Proposal. Accordingly, the cure mechanism in the Shareholder Proposal is unclear and fails to adequately address violations of the independence standard under the Shareholder Proposal as described above. Because the Shareholder Proposal would require the Chairman to retain his or her independent status, as defined under the Shareholder Proposal, at all times, without providing an adequate opportunity or a mechanism for the Company to cure a violation of the standard set forth in the Shareholder Proposal, the Company believes that the Shareholder Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(6).

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Shareholder Proposal from the 2015 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-3216 or by email at stephanie_miller@baxter.com.

[*Signature Page Follows*]

Baxter

Sincerely,



Stephanie D. Miller
Senior Counsel, Securities and Governance

cc: John Chevedden (via email and overnight courier)



Exhibit A

THE PROPOSAL

See attached.

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Ms. Stephanie Shinn
Corporate Secretary
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield, IL 60015
PH: 847 948-2000
FX: 847 948-3642
FX: 847-948-2450

Dear Ms. Shinn,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

[BAX: Rule 14a-8 Proposal, November 15, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. This policy should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. This proposal topic, sponsored by Ray T. Chevedden, won 55% support at Sempra Energy.

The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director." A 2012 report by GMI Ratings, an independent investment research firm, titled "The Costs of a Combined Chair/CEO" found companies with an independent chair provide investors with 5-year shareholder returns 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to negatively register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

An independent board chairman is more important to Baxter shareholders because our Lead Director system does not appear to be working. Evidence of this is that Lead Director Peter Hellman was also on our executive pay committee and executive pay seemed to be out of control at Baxter. GMI Ratings gave our executive pay a grade of D. CEO Robert Parkinson had $36 million in 2013 Total Realized Pay and excessive pension benefits. GMI said Baxter can give long-term incentive pay to our CEO for below-median performance against a peer group and unvested equity pay would not lapse upon CEO termination. Meanwhile shareholders faced a potential 13% stock dilution.

Excessive executive pay is evidence that our Lead Director system does not appear to be working. Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.